                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
   U.S. Dollar 25,000,000 Callable Variable Interest Rate Range Notes of 2002,
                              due December 10, 2012






                    Filed pursuant to Rule 3 of Regulation BW






                             Dated: December 9, 2002

         The following information regarding the U.S. Dollar 25,000,000 Callable Variable Interest Rate Range Notes due December 10, 2012 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and Exchange Commission and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 17, 2002) is already on file with the Securities and Exchange Commission.

         Item 1. DESCRIPTION OF OBLIGATIONS

                  (a) U.S. Dollar 25,000,000 Callable Variable Interest Rate Range Notes due December 10, 2012.

                  (b) The interest rate shall be 7.00 percent accruing on each day that the 6-month USD LIBOR is within the applicable accrual range. The accrual range will be from zero to 4.00 percent for the period from December 10, 2002 to December 10, 2004, zero to 5.00 percent for the period from December 10, 2004 to December 10, 2006, zero to 6.00 percent for the period from December 10, 2006 to December 10, 2008, zero to 7.00 percent for the period from December 10, 2008 to December 10, 2012. Interest payment dates will be each June 10 and December 10, commencing on June 10, 2003 and ending on December 10, 2012.

                  (c) Maturing December 10, 2012. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

                  (d) Notes are callable by the Bank at par on each June 10 and December 10, commencing on December 10, 2003 and ending on June 10, 2012, with 10 London and New York business days notice.

                  (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

                  (f) Not applicable.

                  (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

                  (h) See Prospectus, pages 6-10.

                  (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

         Item 2. DISTRIBUTION OF OBLIGATIONS

         As of December 6, 2002, the Bank entered into a Terms Agreement with Morgan Stanley & Co. International Ltd. as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 25,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about December 10, 2002.

         The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

         Item 3. DISTRIBUTION SPREAD


             Price to           Selling Discounts     Proceeds to the
              Public              and Commissions        Bank(1)
              -------             ---------------        ----
        Per Unit: 100.00%               N/A              100.00%
      Total: USD 25,000,000             N/A            USD 25,000,000


         Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

                  None

         Item 5. OTHER EXPENSES OF DISTRIBUTION

         As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

         Item 6. APPLICATION OF PROCEEDS

         The net proceeds will be used in the general operations of the Bank.

         Item 7. EXHIBITS

                  A. Pricing Supplement dated December 6, 2002

                  B. Terms Agreement dated December 6, 2002



--------
(1)    Without deducting expenses of the Bank, which are not yet known.

                                                                       EXHIBIT A

PRICING SUPPLEMENT



                              [WORLD BANK LOGO]



              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT



                          GLOBAL DEBT ISSUANCE FACILITY

                                    NO. 2456


                                  US$25,000,000
            CALLABLE FIXED RATE / VARIABLE INTEREST RATE RANGE NOTES
                              DUE DECEMBER 10, 2012






                                 MORGAN STANLEY



             THE DATE OF THIS PRICING SUPPLEMENT IS 6 DECEMBER 2002

This document ("PRICING SUPPLEMENT") is issued to give details of an issue by International Bank for Reconstruction and Development (the "BANK") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "PROSPECTUS"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "TERMS AND CONDITIONS" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue:


1       No.:                                               2456

2       Aggregate Principal Amount:                        US$25,000,000

3       Issue Price:                                       100.00 per cent. of the Aggregate Principal Amount

4       Issue Date:                                        December 10, 2002

5       Form of Notes (Condition 1(a)):                    Registered Notes only

6       Authorized Denominations                           US$1,000
         (Condition 1(b)):

7       Specified Currency (Condition 1(d)):               United States dollars ("US$")

8       Maturity Date (Conditions 1(a) and 6(a)):          December 10, 2012

9       Interest Basis (Condition 5):                      From and including  December 10, 2002 to but
                                                           excluding December 10, 2003:

                                                           Fixed Interest Rate (Condition 5(I))

                                                           From and including December 10, 2003 to
                                                           but excluding December 10, 2012:

                                                           Variable Interest Rate (Condition 5(II))
10      Fixed Interest Rate (Condition 5(I)):

         (a)  Interest Rate:                               7.00 per cent. per annum

         (b)  Fixed Rate Interest Payment Date(s):         June 10, 2003 and December 10, 2003

         (c)  Fixed Rate Day Count Fraction:               Actual/Actual (meaning the actual number of days
                                                           in the  relevant Interest Period divided by 365
                                                           (or if any portion of the relevant Interest
                                                           Period falling in a leap year, the sum of (i) the
                                                           actual number of days in that portion of the
                                                           Interest Period falling in a leap year divided by
                                                           366 and (ii) the actual number of days in that
                                                           portion of the Interest Period falling in a
                                                           non-leap year divided by 365)

11       Basis of Calculation of Variable Interest
         Rate and Interest Payment Dates and
         default interest where Condition
         5(II)(b)(i) to (vii), 5(II)(c),
         5(II)(d) and 5(II)(e) do not apply
         (Condition 5(II)(b)):

         (a)     Calculation of Interest Amounts:          The Interest Amount per Authorized Denomination
                                                           shall be determined by the Calculation Agent in
                                                           accordance with the following formula:

                                                           7.00% X (N/(2 X M)) X AUTHORIZED DENOMINATION

                                                           Where:

                                                           "N" is the total number of days in respect
                                                           of each relevant Interest Period on which
                                                           the Reference Rate is within the Accrual
                                                           Range as determined by the Calculation
                                                           Agent.

                                                           "M" is the total number of days in the
                                                           relevant Interest Period, as determined by
                                                           the Calculation Agent.

                                                           "REFERENCE RATE" for any day in the Interest
                                                           Period means 6 month US$ LIBOR, being the
                                                           rate for deposits in US$ for a period of six
                                                           months which appears on the Moneyline/Telerate
                                                           Page 3750 (or such other  page that may replace
                                                           that page on that service or a successor service)
                                                           at 11.00 a.m. London time on the fifth
                                                           Relevant Business Day prior to such day.

                                                           If such rate does not appear at the time and
                                                           day designated above in respect of any day
                                                           in the Interest Period, the Calculation
                                                           Agent shall determine the Relevant Rate by
                                                           requesting the principal London office of
                                                           each of four major banks in the London
                                                           interbank market (the "REFERENCE BANKS") to
                                                           provide a quotation for the rate at which
                                                           deposits in US$ dollars were offered to
                                                           prime banks in the London interbank market
                                                           for a period of 6 months at approximately
                                                           11:00 a.m. London time on the fifth Relevant
                                                           Business Day prior to such day. If at least
                                                           two such quotations are provided, the
                                                           Relevant Rate will be the arithmetic mean of
                                                           the quotations.

                                                           If only one such quotation is provided, the
                                                           Calculation Agent may determine that such
                                                           quotation shall be the Relevant Rate. If no



                                                           such quotations are provided, and the
                                                           Calculation Agent determines in its sole
                                                           discretion that no suitable replacement
                                                           Reference Banks who are prepared to quote
                                                           are available, the Calculation Agent shall
                                                           be entitled to calculate the Relevant Rate
                                                           in its sole discretion, acting in good faith
                                                           and in a commercially reasonable manner.

                                                           "ACCRUAL RANGE" means:

                                                           for each Interest Period within the period
                                                           from and including December 10, 2003 to but
                                                           excluding December 10, 2004, greater than
                                                           zero per cent. but less than or equal to
                                                           4.00 per cent.;

                                                           for each Interest Period within the period
                                                           from and including December 10, 2004 to but
                                                           excluding December 10, 2006, greater than
                                                           zero per cent. but less than or equal to
                                                           5.00 per cent.;

                                                           for each Interest Period within the period
                                                           from and including December 10, 2006 to but
                                                           excluding December 10, 2008, greater than
                                                           zero per cent. but less than or equal to
                                                           6.00 per cent.; and

                                                           for each Interest Period within the period
                                                           from and including December 10, 2008 to but
                                                           excluding December 10, 2012, greater than
                                                           zero per cent. but less than or equal to
                                                           7.00 per cent.

                                                           ROUNDING

                                                           In applying the formula described above in
                                                           respect of the Interest Amount, the
                                                           Calculation Agent shall round the result of:

                                                           7.00% X (N/(2 X M))

                                                           to the nearest one-hundred thousandth of one
                                                           per cent. prior to multiplying that result
                                                           by the Authorized Denomination.

         (b)     Interest Payment Dates:                   June 10 and  December  10 of each year  commencing
                                                           on June 10, 2004 and ending on the Maturity Date

         (c)     Calculation Agent:                        Citibank, N.A.

12      Relevant Financial Centre:                         New York

13      Relevant Business Day:                             New York and London



14      Issuer's Optional Redemption                       Yes
        (Condition 6(e)):

        (a)     Notice Period:                             Not less than 10 Relevant Business Days

        (b)     Amount:                                    All and not less than all

(c)     Date(s):                                           The Fixed Rate Interest Payment Date on December
                                                           10, 2003 and each Interest Payment Date
                                                           commencing on June 10, 2004 and ending on
                                                           June 10, 2012

(d)     Early Redemption Amount (Bank):                    Principal amount of the Notes to be redeemed

(e)     Notices:                                           As  long as the  Notes  are  represented  by a DTC
                                                           Global Note and the DTC Global Note is being
                                                           held on behalf of a clearing system,
                                                           notwithstanding Condition 13, notices to
                                                           Noteholders may be given by delivery of the
                                                           relevant notice to that clearing system for
                                                           communication by it to entitled
                                                           accountholders, provided that so long as the
                                                           Notes are listed on the Luxembourg Stock
                                                           Exchange, and the rules of the exchange so
                                                           require, notice shall be published in a
                                                           leading daily newspaper in either French or
                                                           German language and of general circulation
                                                           in Luxembourg

                                                           Any notice delivered to a clearing system in
                                                           accordance with the preceding sentence shall
                                                           be deemed to have been given to the
                                                           Noteholders on the day on which such notice
                                                           is delivered to the clearing system

15      Redemption at the option of the Noteholders        No
        (Condition 6(f)):

16      Long Maturity Note (Condition 7(f)):               No

17      Talons for Future Coupons to be attached to        No
        Definitive Bearer Notes (Condition 7(h)):

18      Early Redemption Amount (including accrued         Principal amount of the Notes to be redeemed
        interest, if applicable) (Condition 9):            plus accrued interest thereon

19      Governing Law of the Notes:                        English


OTHER RELEVANT TERMS

1       Listing (if yes, specify Stock Exchange            Luxembourg Stock Exchange
        Exchange):

2       Details of Clearance System approved by the Bank   DTC, Clearstream Banking, societe anonyme and
        and the Global Agent and Clearance and             Euroclear Bank S.A./N.V., as operator of the
        Settlement Procedures:                             Euroclear System. Payment for the Notes will be
                                                           on a delivery versus payment basis

3       Syndicated:                                        No

4       Commissions and Concessions:                       None

5       Codes:

        (a)     CUSIP                                      45905UCN2

        (b)     ISIN                                       US45905UCN28

        (c)     Common Code                                015845481

6       Identity of Dealer(s)/Manager(s):                  Morgan Stanley & Co. International Limited

7       Provisions for Registered Notes:

(a)     Individual Definitive Registered Notes             No. Interests in the DTCGlobal Note will be
        Available on Issue Date:                           exchangeable for Definitive Registered Notes only
                                                           in the limited circumstances described in the
                                                           Prospectus

(b)     DTC Global Note(s):                                Yes; one

(c)     Other Registered Global Notes:                     No

GENERAL INFORMATION

The Bank's latest Information Statement was issued on September 17, 2002

The following additional selling restrictions shall apply to the issue:

United Kingdom:                                            Each Dealer is required to comply with all
                                                           applicable provisions of the Financial
                                                           Services and Markets Act 2000 with respect
                                                           to anything done by it in relation to the
                                                           Notes in, from or otherwise involving the
                                                           United Kingdom


                                                         INTERNATIONAL BANK FOR
                                                         RECONSTRUCTION AND
                                                         DEVELOPMENT

                                                         By:

                                                         Authorized Officer

                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                             Washington, D.C. 20433




                                  GLOBAL AGENT

                                 CITIBANK, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA




                                CALCULATION AGENT

                                 CITIBANK, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA




                            LISTING AND SPECIAL AGENT
                                AND PAYING AGENT

                         BNP PARIBAS SECURITIES SERVICES
                          23, Avenue de la Porte-Neuve
                                L-2085 Luxembourg




                          LEGAL ADVISERS TO THE MANAGER

                                   LINKLATERS
                                 One Silk Street
                                 London EC2Y 8HQ

                                                                       EXHIBIT B

                            TERMS AGREEMENT NO. 2456
                     UNDER THE GLOBAL DEBT ISSUANCE FACILITY



December 6, 2002

International Bank for Reconstruction
   and Development
1818 H Street, N.W.
Washington, D.C. 20433



The undersigned agrees to purchase from you (the "BANK") the Bank's US$25,000,000 Callable Fixed Rate / Variable Interest Rate Range Notes due December 10, 2012 (the "NOTES") described in the Pricing Supplement relating thereto and dated as of the date hereof (the "PRICING SUPPLEMENT") at 11.00 a.m. (New York time) on December 10, 2002 (the "SETTLEMENT DATE") at an aggregate purchase price of US$25,000,000 on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "STANDARD PROVISIONS"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "NOTES" refers to the Notes as defined herein. All other terms defined in the Prospectus dated October 7, 1997 the Pricing Supplement and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to the undersigned that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "PROSPECTUS" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following terms shall apply to the offering:

1        The Bank agrees that it will issue the Notes and Morgan Stanley & Co.
         International Limited ("MORGAN STANLEY") agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. of the aggregate principal amount of the Notes).

2 The purchase price specified above will be paid on the Settlement Date by Morgan Stanley (against delivery of the Notes to an account designated by Morgan Stanley) to Citibank, N.A. (DTC Account No. 2952) as Custodian for Cede & Co., as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3 The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions, which it has requested.

4 In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6 For purposes hereof, the notice details of the undersigned are as follows:

         Morgan Stanley & Co. International Limited
         25 Cabot Square
         Canary Wharf
         London E14 4QA

         Attention: Head of Transaction Management Group - Debt Capital Markets

         Telephone:     +44 (0)20 7677 7799
         Telex:         8812564 MORSTN G
         Fax:           +44 (0)20 7677 7999


7 All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8 This Terms Agreement shall be governed by, and construed in accordance with, the laws of England.

9 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By:

Name:

Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:

Name:

Title: